

August 14, 2023

Edwin Chun Yin Wong
Chief Executive Officer
J-Long Group Ltd
Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong

> **Re: J-Long Group Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted July 25, 2023**
> **CIK No. 0001948436**

Dear Edwin Chun Yin Wong:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Major Factors Affecting Our Financial Results, page 63

1. We note your response to comment 3 and reissue. Please further augment your disclosure to quantify the impact on your revenues, or results of operation due to COVID-19 and supply chain issues, in the past and going forward. As examples only, quantify 1) the extent to which the Company experienced "supply chain disruption due to lock downs in China or its 'zero-covid' policy" and 2) the decline in sales generated from China for the year ended March 31, 2023.

Cost of Sales, page 64

2.   We note your discussion and analysis of cost of sales is limited to a reference to your gross profit discussion which does not address changes in your cost of sales directly. Please expand your disclosure to provide a separate discussion and analysis of cost of sales. Also, include separate quantification and discussion of changes in significant components of cost of sales that caused the item to materially vary from the prior period. Refer to Item 4(a) of Form F-1 and Item 5 of Form 20-F.

Selling and Marketing Expenses, page 65

3.   You attribute the increase in selling and marketing expenses to higher commissions and increased salaries to your sales and marketing department. Please tell us and revise to disclose why commissions were higher given that revenues stayed flat, the underlying reason(s) for the increased salaries (e.g. increased workforce, annual pay rise, etc.) and whether this trend of increasing salaries is expected to continue.

Critical Accounting Policies and Estimates, page 67

4.   We have read your response to comment 2. Your risk factor disclosure on page 36 cautions investors that you depend on demand and storage capacity forecast to manage inventory and such demand can change significantly and may be affected by seasonality, the economy, changes in trends and consumers' preferences. It further describes a risk that any failures to manage inventory may subject you to the risk of inventory obsolescence resulting in decline in inventory value, and inventory write-downs or write-offs which may materially and adversely affect your results of operations and financial condition. We note that inventory represents approximately 28% of your total assets as of March 31, 2023. It appears there are accounting estimates and assumptions related to inventory valuation that are susceptible to change given the nature of your business and your exposure to changes in trends, consumers' preferences, and general economic conditions which could have a material effect on your financial condition or operating performance. Although you indicate that your accounting estimates would not be critical accounting estimates due to the level of activity and lack of complex transactions, these accounting estimates/assumptions appear susceptible to change and the resulting change(s) could materially impact your financial statements in the future. Accordingly, please revise to include, at a minimum, your critical accounting policies for inventory.

       You may contact Stephen Kim at (202)551-3291 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Donald Field at (202) 551-3680 with any other questions.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Trade & Services

cc: Virginia Tam